Adopted November 9, 1939                                 File No. 69-65


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                FORM U-3A-2

                    For the Year Ended December 31, 1999

 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                 ------------------------------------------
                             (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  l. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

                 CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                 ------------------------------------------

   Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

     The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to approximately 141,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its wholly-owned subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and in Vermont to one small private utility. It also buys and sells surplus or required power at market clearing prices as the default market through the New England Power Pool/Independent System Operator ("ISO").

                  CONNECTICUT VALLEY ELECTRIC COMPANY INC.
                  ----------------------------------------

     Connecticut Valley Electric Company Inc. ("CVEC"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

     CVEC acquired on December 31, 1949, the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

     The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to over 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

                    VERMONT ELECTRIC POWER COMPANY, INC.
                    ------------------------------------

     Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of CVPS which owns 56.8 percent of its outstanding Common Stock, $100 Par Value, and 46.6 percent of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

     VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8 percent of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO and therefore VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until May 1995 and was extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary, any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties.

     VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

     VELCO also has agreements for single unit and system power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

     VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

                 VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                 -------------------------------------------

     Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly-owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

     VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.



                   VERMONT YANKEE NUCLEAR POWER CORPORATION
                   ----------------------------------------

     Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS which owns 31.3 percent of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal in Brattleboro, Vermont.

     Vermont Yankee was formed by a group of New England Utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant is sold to Vermont Yankee's sponsoring stockholders.

                             C. V. REALTY, INC.
                             ------------------

     C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     C. V. Realty, Inc., a wholly-owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

                    CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                           EAST BARNET HYDROELECTRIC, INC.
                    --------------------------------------------

     Central Vermont Public Service Corporation - East Barnet
Hydroelectric, Inc. ("East Barnet"), a wholly-owned subsidiary of CVPS incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

     For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

                      CATAMOUNT RESOURCES CORPORATION
                      --------------------------------

     Catamount Resources Corporation ("CRC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Resources Corporation, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

                          SMARTENERGY SERVICES, INC.
                          --------------------------

     SmartEnergy Services, Inc. ("SES"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     SES, a wholly-owned subsidiary of CRC, was formed for the purpose of engaging in the sale or rental of energy efficient products and other related goods and services. SES has three wholly-owned subsidiaries:
SmartEnergy Water Heating Services, Inc., SmartEnergy Control Systems, Inc., SmartEnergy USA, Inc., and a 70 percent equity ownership in Home Service Solutions, L.L.C.

     For financial reporting purposes, SES's financial data is included with CRC on the Consolidating Financial Statements.

                  SMARTENERGY WATER HEATING SERVICES, INC.
                  ----------------------------------------

SmartEnergy Water Heating Services, Inc. ("SEWH"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     SEWH, a wholly-owned subsidiary of SES, was formed for the purposes of operating a rental water heater business.

     For financial reporting purposes, SEWH's financial data is included with CRC on the Consolidating Financial Statements.

                     SMARTENERGY CONTROL SYSTEMS, INC.
                     ---------------------------------

     SmartEnergy Control Systems, Inc. ("SCS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     SCS, a wholly-owned subsidiary of SES, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

     For financial reporting purposes, SCS's financial data is included with CRC on the Consolidating Financial Statements.

                          SMARTENERGY USA, INC.
                          ---------------------

     SmartEnergy USA, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     SmartEnergy USA, Inc., a wholly-owned subsidiary of SES, was formed for the purpose of engaging in rate swap transactions in Virginia.

     For financial reporting purposes, SmartEnergy USA, Inc.'s financial data is included with CRC on the Consolidating Financial Statements.

                      HOME SERVICE SOLUTIONS, L.L.C.
                      ------------------------------

     Home Service Solutions, L.L.C., formed under the laws of the State of Delaware, has its principal office in Rutland, Vermont.

     Home Service Solutions, L.L.C., a 70 percent equity subsidiary of SES, is a small business formed for the purpose of marketing and engaging in national home maintenance and repair.

     For financial reporting purposes, Home Service Solutions, L.L.C.'s financial data is included with CRC on the Consolidating Financial Statements.



                        CATAMOUNT ENERGY CORPORATION
                        ----------------------------

     Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     CEC, a wholly-owned subsidiary of CRC, was formed primarily for the purpose of investing in energy supply projects. CEC has eleven wholly-owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Rupert Corporation, Catamount Glenns Ferry Corporation, Summersville Hydro Corporation, Gauley River Management Corporation, Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Heartlands Limited, and Catamount Operations, Inc.


     For financial reporting purposes, CEC's financial data is included with CRC on the Consolidating Financial Statements.

                     CATAMOUNT INVESTMENT COMPANY, L.L.C.
                     ------------------------------------

     Catamount Investment Company, L.L.C. an affiliate of CEC, was formed under the laws of the State of Delaware, and has its principal office in Wilmington, Delaware.

     Catamount Investment Company, L.L.C., a 50 percent equity ownership of CRC, was formed for the purpose of investing in independent power projects.

                        CATAMOUNT RUMFORD CORPORATION
                        -----------------------------

     Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Rumford Corporation, a wholly-owned subsidiary of CEC, is a 15.0537 percent limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

     For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                        RUMFORD COGENERATION COMPANY, L.P.
                        ----------------------------------

     Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

                          EQUINOX VERMONT CORPORATION
                          ---------------------------

     Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Equinox Vermont Corporation, a wholly-owned subsidiary of CEC, is a
33.11265 percent general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

     For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                             RYEGATE ASSOCIATES
                             ------------------

     Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.



                       APPOMATTOX VERMONT CORPORATION
                       ------------------------------

     Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Appomattox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 24.75 percent limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

     For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                        APPOMATTOX COGENERATION, INC.
                        -----------------------------

     Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50 percent of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

     Appomattox Cogeneration, Inc. owns a one percent general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

                         APPOMATTOX COGENERATION L.P.
                         ----------------------------

     Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

                          CATAMOUNT RUPERT CORPORATION
                          ----------------------------

     Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Rupert Corporation, a wholly-owned subsidiary of CEC, was formed for the purpose of owning a 49.5 percent limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

     For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                             RUPERT MANAGEMENT, INC.
                             -----------------------

     Rupert Management, Inc., a subsidiary of CEC which owns 50 percent of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

     Rupert Management, Inc. owns a one percent general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

                       RUPERT COGENERATION PARTNERS, LIMITED
                       -------------------------------------

     Rupert Cogeneration Partners, Limited, formed under the laws of the State of Colorado, has its principal office in Rutland, Vermont.

                        CATAMOUNT GLENNS FERRY CORPORATION
                        ----------------------------------

     Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Glenns Ferry Corporation, a wholly-owned subsidiary of CEC, is a 49.5 percent limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

     For financial reporting purposes, Catamount Glenns Ferry
Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                           GLENNS FERRY MANAGEMENT, INC.
                           -----------------------------

     Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50 percent of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

     Glenns Ferry Management, Inc. owns a one percent general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

                GLENNS FERRY COGENERATION PARTNERS, LIMITED
                -------------------------------------------

     Glenns Ferry Cogeneration Partners, Limited, formed under the laws of the State of Colorado, has its principal office in Rutland, Vermont.

                    GAULEY RIVER MANAGEMENT CORPORATION
                    -----------------------------------

     Gauley River Management Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Gauley River Management Corporation, a wholly-owned subsidiary of CEC, and is the General Partner of Gauley River Power Partners, L.P. Gauley River Management Corporation was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                      SUMMERSVILLE HYDRO CORPORATION
                      ------------------------------

     Summersville Hydro Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Summersville Hydro Corporation, a wholly-owned subsidiary of CEC, is a 99 percent limited partner in Gauley River Power Partners, L.P., a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                     GAULEY RIVER POWER PARTNERS L.P.
                     -------------------------------
    Gauley River Power Partners, L.P., formed under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

                       CATAMOUNT THETFORD CORPORATION
                       ------------------------------

     Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Thetford Corporation, a wholly-owned subsidiary of CEC, owns 44 percent of the common stock of Fibrothetford Ltd., a private company limited by shares which owns and operates a 38.5 MW poultry litter fired power station in Thetford, England.

     For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                          FIBROTHETFORD, LTD.
                          -------------------

     Fibrothetford, Ltd., formerly Fibrowatt Thetford, Ltd., formed under the laws of England is a private company limited by shares, has its registered office at London, England.

                       CATAMOUNT HEARTLANDS CORPORATION
                       --------------------------------

     Catamount Heartlands Corporation, incorporated under the laws of the State of Delaware, has its principal office in Wilmington, Delaware.

     Catamount Heartlands Corporation, a wholly-owned subsidiary of CEC, owns 100 percent of the Common Stock of Catamount Heartlands Limited, which owns a 50 percent interest in Heartlands Power Limited, a limited liability corporation that develops, owns and operates a 98 MW natural gas-fired power station in Fort Dunlop, England.

     For financial reporting purposes, Catamount Heartlands
Corporation's financial data is included with CRC on the Consolidating Financial Statements.

                        CATAMOUNT HEARTLANDS LIMITED
                        ----------------------------

     Catamount Heartlands Limited, a private company limited by shares, formed under the laws of England, has its registered office at Aquis Court, 31 Fishpool St., St. Albans, England.

     Catamount Heartlands Limited, a wholly-owned subsidiary of Catamount Heartlands Corporation, owns 50 percent of the Common Stock of Heartlands Power Limited, a private company limited by shares, formed to develop, own, and operate a 98 MW gas-fired power station in Fort
Dunlop, England

     For financial reporting purposes, Catamount Heartlands Limited's financial data is included with CRC on the Consolidating Financial Statements.

                         HEARTLANDS POWER LIMITED
                         ------------------------
     Heartlands Power Limited, formed under the laws of England, is a private company, limited by shares, has its registered office at London, England.

                         CATAMOUNT OPERATIONS, INC.
                         --------------------------

     Catamount Operations, Inc., a subsidiary of CEC which owns 95 percent of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont. The remaining 5 percent of the outstanding Common Stock is owned by Gauley River Power Partners, L.P.

     Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                 CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                 ------------------------------------------

     CVPS's electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

     The electric systems of CVPS include about 614 miles of overhead transmission lines, about 7,371 miles of overhead distribution lines and about 273 miles of underground distribution lines, which are located in Vermont except for about 23 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

     CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

     Vermont Yankee Nuclear Power Corporation in Vermont (31.141
percent-162.6 MW); Maine Yankee Atomic Power Company ("MY") in Maine (2 percent - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2 percent-11.6 MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5 percent-6.153 MW).

     MY, CY & YA permanently ceased power operations of their nuclear power plants.

     CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

     Wyman #4 in Maine (1.7769 percent - 11 MW); Millstone #3 in
Connecticut (1.7303 percent - 20 MW); Joseph C. McNeil Generating
Station in Vermont (20 percent-10.76 MW).

     The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35 percent owner of this project.

                  CONNECTICUT VALLEY ELECTRIC COMPANY INC.
                  ----------------------------------------

     CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

     The electric systems of CVEC include about two miles of transmission lines, about 433 miles of overhead distribution lines and about 12 miles of underground distribution lines.

                   VERMONT ELECTRIC POWER COMPANY, INC.
                   ------------------------------------

     VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

                 VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                 -------------------------------------------

     VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

                  VERMONT YANKEE NUCLEAR POWER CORPORATION
                  ----------------------------------------

     Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (MWe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

                CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                      EAST BARNET HYDROELECTRIC, INC.
                --------------------------------------------

     Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

               State    Electric (KWH)      Revenues         Gas (Mcf)
               -----    --------            --------         ---

          VY
                 VT    4,059,107,000 (1)   $208,811,573     None

          CVPS
                 VT    6,345,580,218       $392,900,589     None
                 NH      179,084,405         13,463,227     None
                       -------------        ------------
                       6,524,664,623 (2)   $406,363,816

          CVEC
                 NH      167,642,605        $19,816,605     None

          VELCO
                 VT      251,526,060        $12,939,218     None

    (1) Includes sales to Vermont Electric Power Company, Inc.

    (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.


     (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

             None

     (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               State   Electric (KWH)(1)    Expenses       Gas (Mcf)
               -----   --------             --------       ---

          VY           None                 None            None

          CVPS
               NH      179,084,405 (2)      $13,463,227     None

          CVEC         None                 None            None

          VELCO        None                 None            None

      (1)  Deliveries made at the step-up substation at the site.

      (2)  Includes sales to Connecticut Valley Electric Company Inc.


     (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

               State   Electric (KWH)      Expenses         Gas (Mcf)
               -----   --------            --------         ---

          VY           None                None             None

          CVPS
               AL       15,600,000         $    542,640     None
               CT      563,680,000           17,172,042     None
               FL          400,000               13,100     None
               GA      341,510,000            9,812,142     None
               IL       77,070,000            2,333,648     None
               MA      639,321,090           19,816,568     None
               MD      305,080,000           11,015,485     None
               ME       44,925,000            1,549,161     None
               NE      403,915,000           11,636,238     None
               NH      115,139,613            3,874,852     None
               NJ       82,175,000            2,732,328     None
               NY       31,473,035              868,503     None
               PA      166,976,000            6,609,165     None
               TX      457,445,250           14,689,287     None
               WI      105,840,000            3,987,593     None
                       -----------           -----------
                     3,350,549,988         $106,652,752

          CVEC
               VT      136,782,500         $  3,134,407     None

          VELCO         None                None            None



                Central Vermont Public Service Corporation -
                      East Barnet Hydroelectric, Inc.
                --------------------------------------------

East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Fibrothetford Limited, located in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce
38.5 MW.

     Heartlands Power Limited, located in Fort Dunlop, Birmingham, England; its registered office is Allington House, 150 Victoria Street, London, England SWIE 5LB. The facility is a simple cycle gas fired power station with an expected capacity of 98 MW.

     Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10 MW gas- fired cogeneration facility placed in operation on December 2, 1996.

     Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on November 21, 1996.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Thetford Corporation ("CTC") is a wholly-owned subsidiary of CEC. CTC is a 44 percent shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5 percent shareholder; and Fibrowatt Limited is 51 percent) shareholder. Fibrothetford is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. Fibrothetford is an electric power station fueled predominantly by poultry litter.

     Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Glenns Ferry Corporation ("CGFC") is a wholly-owned subsidiary of CEC. CEC owns 50 percent of Glenns Ferry Management Inc. ("GFM"), the one percent general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and Indeck Capital Incorporated owns 50 percent. CGFC owns 49.5 percent of Glenns Ferry and Indeck Glenns Ferry owns the remaining 49.5 percent. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

     Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Rupert Corporation is a wholly-owned subsidiary of CEC. CEC owns 50 percent of Rupert Management Inc. ("RM"), the 1 percent general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Indeck Capital Incorporated owns 50 percent. Catamount Rupert Corporation owns 49.5 percent of Rupert and Indeck Rupert owns the remaining 49.5 percent. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

     Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. CHC is a 100 percent shareholder of Catamount Heartlands Limited ("CHL"), which is a 50 percent shareholder of Heartlands Power Limited ("Heartlands") and Rolls Royce Power Ventures Limited is a 50 percent shareholder. Heartlands is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. Heartlands is a gas-fired electric power station.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                        Indirect                       Debt or
                        Capital        Guarantee       Financial
                        Invested       of Security     Obligation
                        --------       -----------     ----------

CATAMOUNT THETFORD
CORPORATION            $11,075,164     None            None

CATAMOUNT GLENNS
FERRY CORPORATION       $1,178,026     None            None

CATAMOUNT RUPERT
CORPORATION             $1,510,629     None            None

CATAMOUNT HEARTLANDS
CORPORATION             $6,636,035     None            None

CATAMOUNT HEARTLANDS
LIMITED                 $  374,123     None            None

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                              Capitalization                Earnings
                              --------------                --------
     FIBROTHETFORD LTD.       $111,885,340                 ($3,671,000)

     GLENNS FERRY
     COGENERATION
     PARTNERS LTD.            $ 13,160,856                  $  524,996

     RUPERT COGENERATION
     PARTNERS LTD.            $ 12,411,982                  $ 651,626

     HEARTLANDS POWER
     LIMITED                  $ 76,480,479                  $  - 0 -



     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Administrative management services provided to Glenns Ferry
Cogeneration, fees - $78,129.

     Administrative management services provided to Rupert Cogeneration, fees - $78,073.












































                             EXHIBITS
                             --------

     Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 1999.

     Exhibit B is the Financial Data Schedule.

     Exhibit C is the Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 6th day of March 2000.


                CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                ------------------------------------------
                           (Name of Claimant)


                By: /s/ Francis J. Boyle
                    ----------------------------------------
                    Francis J. Boyle, Senior Vice President,
                    Chief Financial Officer and Treasurer
                    (Principal Financial Officer)


CORPORATE SEAL


Attest:
      /c/ Mary C. Marzec
      ------------------------------------
      Assistant Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Mary C. Marzec                 Assistant Corporate Secretary
----------------------------------------------------------------------
(Name)                        (Title)
              Central Vermont Public Service Corporation
----------------------------------------------------------------------
                77 Grove Street, Rutland, VT   05701
----------------------------------------------------------------------
                            (Address)

Exhibit A                                                                           1 of 2

                            CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                        AND ITS SUBSIDIARIES

                      Consolidating Statement of Income and Retained Earnings
                                  Year Ended December 31, 1999
                                     (Dollars in thousands)
                                                                              Consol-
                                                                              idating    TOTAL
                                        CVPS-CONS  VELCO   VETCO     VY       Entries     CONS
                                        ---------  -----   -----     --       -------    -----
                                                   56.8%  (Note C)  31.3%
                                                   Owned            Owned
Operating revenues                       $419,815  $16,935  $5,094  $208,812  ($77,534) $573,122
                                         --------  -------  ------  --------   -------  --------
Operating expenses:
 Operation:
   Purchased power                        269,386                              (64,977)  204,409
   Production and transmission             22,575    1,286      14    18,834   (12,213)   30,496
   Other operation                         46,967    4,138     207    94,694      (344)  145,662
 Maintenance                               17,613    2,676     284    40,232              60,805
 Depreciation                              16,955    4,099   2,452    15,973              39,479
 Decommissioning expense                                              12,559              12,559
 Other taxes, principally property taxes   11,308    2,357     562     9,685              23,912
 Taxes on income (Note B)                  10,360     (254)    381     1,903              12,390
                                         --------  -------  ------  --------   -------  --------
     Total operating expenses             395,164   14,302   3,900   193,880   (77,534)  529,712
                                         --------  -------  ------  --------   -------   -------
Operating income                           24,651    2,633   1,194    14,932              43,410

Other income and deductions:
 Equity in earnings of companies not
  consolidated                              2,844      547                      (3,206)      185
 Allow. For equity funds during constr.                                   84                  84
 Other income, net                          1,519      306     166     4,547               6,538
 Other taxes                                 (237)                    (1,669)             (1,906)
 Provision for income taxes                   (35)                                           (35)
                                         --------  -------  ------   --------  -------  --------
Total operating and other income           28,742    3,486   1,360    17,894    (3,206)   48,276
Net interest expense                       12,158    2,265     813    11,424              26,660
                                         --------  -------  ------  --------   -------  --------
Net income before minority interest        16,584    1,221     547     6,470    (3,206)   21,616
Minority interest in net income                                                 (5,032)   (5,032)
                                         --------  -------  ------  --------   -------  --------
Net income after minority interest         16,584    1,221     547     6,470    (8,238)   16,584

Retained earnings, January 1               67,748      267      82     1,546    (1,895)   67,748
                                         --------  -------  ------  --------   -------  --------
                                           84,332    1,488     629     8,016   (10,133)   84,332
Cash dividends declared:                 --------  -------  ------  --------   -------  --------
 Preferred stock                            1,862      550                        (550)    1,862
 Common stock                              10,099      675     550     7,186    (8,411)   10,099
                                         --------  -------  ------  --------   -------  --------
     Total dividends                       11,961    1,225     550     7,186    (8,961)   11,961
                                         --------  -------  ------  --------   -------  --------
Retained earnings, December 31           $ 72,371  $   263  $   79  $    830   ($1,172) $ 72,371
                                         ========  =======  ======  ========   =======  ========

                                                                                       2 of 2
                            CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                      AND ITS SUBSIDIARIES

                      Consolidating Statement of Income and Retained Earnings
                                  Year Ended December 31, 1999
                                     (Dollars in thousands)
                                                                             Reclassi-
                                                                              fying &
                                                                              Consol-
                                                                              idating
                                         CVPS     CVEC    CV REALTY   CRC     Entries  CVPS-CONS
                                         ----     ----    ---------   ---    --------- ---------
                                                (Note A)   (Note A) (Note A)
Operating revenues                     $411,206   $20,551    $  7   $ 8,622  ($20,571)  $419.815
                                       --------   -------    ----   -------   -------   --------
Operating expenses:
 Operation and maintenance:
   Purchased power                      265,502    15,436                     (11,552)   269,386
   Production and transmission           22,558        17                                 22,575
   Other operation                       42,273     3,003             9,039    (9,348)    46,967
 Maintenance                             17,142       471                                 17,613
 Depreciation                            16,492       463       3       385      (388)    16,955
 Other taxes                             10,687       621               194      (194)    11,308
 Taxes on income (Note B)                10,406        49       6      (558)      457     10,360
                                       --------   -------    ----   -------   -------   --------
     Total operating expenses           387,060    20,060       9     9,060   (21,025)   395,164
                                       --------   -------    ----   -------   -------   --------
Operating income (loss)                  24,146       491      (2)     (438)      454     24,651

Other income and deductions:
 Equity in earnings of companies not
  consolidated                            2,173                        (795)    1,466      2,844
 Other income (expenses), net             2,673        11      12       451    (1,628)     1,519
 Other taxes                                (43)                                 (194)      (237)
 Provision for income taxes                (485)       (7)                        457        (35)
                                       --------   -------    ----   -------   -------   --------
Total operating and other income (loss)  28,464       495      10      (782)      555     28,742
Net interest expense                     11,880       393                        (115)    12,158
                                       --------   -------    ----   -------   -------   --------
Net income (loss)                        16,584       102      10      (782)      670     16,584
Retained earnings, January 1             67,748    (1,495)    215    11,194    (9,914)    67,748
                                       --------   -------    ----   -------   -------   --------
                                         84,332    (1,393)    225    10,412    (9,244)    84,332
Cash dividends declared:               --------   -------    ----   -------   -------   --------
 Preferred stock                          1,862                                            1,862
 Common stock                            10,099                                           10,099
                                       --------   -------    ----   -------   -------   --------
     Total dividends                     11,961                                           11,961
                                       --------   -------    ----   -------   -------   --------
Retained earnings, December 31         $ 72,371   ($1,393)   $225   $10,412   ($9,244)  $ 72,371
                                       ========   =======    ====   =======   =======   ========

                                                                                       1 of 4
                            CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                      AND ITS SUBSIDIARIES

                                  Consolidating Balance Sheet
                                  Year Ended December 31, 1999
                                     (Dollars in thousands)
                                                                              Consol-
                                                                              idating    TOTAL
                                        CVPS-CONS  VELCO   VETCO     VY       Entries     CONS
                                        ---------  -----   -----     --       -------    -----
                                                   56.8%  (Note C)  31.3%
                                                   Owned            Owned
      Assets
      ------
Utility plant, at original cost       $475,845  $102,312  $47,883  $418,955           $1,044,995
 Less accumulated depreciation         173,605    58,904   32,387   282,893              547,789
                                      --------  --------  -------  --------  -------  ----------
                                       302,240    43,408   15,496   136,062              497,206
 Construction work in progress          11,315                        4,529               15,844
                                      --------  --------  -------  --------  -------  ----------
                                       313,555    43,408   15,496   140,591              513,050
Nuclear fuel                             7,983                      441,118              449,101
 Less accumulated amortization           6,806                      410,997              417,803
                                      --------  --------  -------  --------  -------  ----------
     Net utility plant                 314,732    43,408   15,496   170,712              544,348
                                      --------  --------  -------  --------  -------  ----------
Investments in affiliates,
 at equity (Note D)
  Nuclear generating companies          20,879                              ($16,745)      4,134
  Other affiliated companies             4,622     2,380                      (7,002)
                                      --------  --------  -------  --------  -------  ----------
     Total                              25,501     2,380                     (23,747)      4,134
                                      --------  --------  -------  --------  -------  ----------
Nonutility investments                  45,269                                            45,269
                                      --------  --------  -------  --------  -------  ----------
Nonutility property, less accumulated
 depreciation of $4,343 consolidated     2,513                                             2,513

Current assets:
 Cash & Cash Equivalents                35,574       221       24     7,790               43,789
 Accounts receivable, less allowance
  for uncollectible accts.
  $1,595 consolidated                   36,052     9,317             12,121               57,490
 Accounts receivable - affiliates        2,329     6,090        5     5,832  (13,388)        868
 Unbilled revenue                       20,605        74                                  20,679
 Materials and supplies, at average cost 3,126     2,234       82    16,743               22,185
 Prepayments                             1,964       144        3     3,158                5,269
 Other current assets                    6,510     1,208        3                          7,721
                                      --------  --------  -------  --------  -------  ----------
     Total current assets              106,160    19,288      117    45,824  (13,388)    158,001
                                      --------  --------  -------  --------  -------  ----------
Regulatory assets and other
 deferred charges                       69,784     2,218    1,307   437,509              510,818
                                      --------  --------  -------  --------  -------  ----------
     Total Assets                     $563,959  $ 67,294  $16,920  $654,045 ($37,135) $1,265,083
                                      ========  ========  =======  ========  =======  ==========

                                                                                       2 of 4
                            CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                      AND ITS SUBSIDIARIES

                                  Consolidating Balance Sheet
                                  Year Ended December 31, 1999
                                     (Dollars in thousands)
                                                                            Consol-
                                                                            idating      TOTAL
                                       CVPS-CONS  VELCO   VETCO     VY      Entries       CONS
                                       ---------  -----   -----     --      -------      -----
                                                  56.8%  (Note C)  31.3%
                                                  Owned            Owned
   Capitalization and Liabilities
   ------------------------------
 Capitalization:
 Common stock (Note E)                $ 70,715  $ 6,000  $     1  $ 40,001  ($46,002) $   70,715
 Other paid-in capital                  47,189             2,299    14,226    (6,637)     57,077
 Capital stock expense                  (1,849)                                           (1,849)
 Accum. other comprehensive income        (246)                                             (246)
 Treasury stock, at cost (Note E)       (4,159)                     (1,130)    1,130      (4,159)
 Retained earnings                      72,371      263       79       830    (1,172)     72,371
                                      --------  -------  -------  --------  --------  ----------
     Total common stock equity         184,021    6,263    2,379    53,927   (52,681)    193,509
                                      --------  -------  -------  --------  --------  ----------
Cumulative preferred and preference
 stock (Note F)                         25,054   10,000                      (10,000)     25,054
Return of Capital                                (7,700)                       7,700
                                      --------  -------  -------  --------  --------  ----------
     Total preferred stock              25,054    2,300                       (2,300)     25,054
                                      --------  -------  -------  --------  --------  ----------
First Mortgage bonds                    57,000   25,152             70,427               152,579
Second Mortgage bonds                   75,000                                            75,000
Notes payable                           23,251      655    4,820    26,922                55,648
Capital lease obligations               15,060                                            15,060
                                      --------  -------  -------  --------  --------  ----------
     Total long-term debt              170,311   25,807    4,820    97,349               298,287
                                      --------  -------  -------  --------  --------  ----------
Minority interest                                                             31,234      31,234
                                      --------  -------  -------  --------  --------  ----------
     Total capitalization              379,386   34,370    7,199   151,276   (23,747)    548,484
                                      --------  -------  -------  --------  --------  ----------
Current liabilities:
 Notes payable - banks                            6,300    2,500                           8,800
 Long-term debt - current portion       16,688    4,322    1,860                          22,870
 Accounts payable                       14,843   14,569        6       340                29,758
 Accounts payable - affiliates          12,311      718       36       742   (13,388)        419
 Accrued interest                        3,077      423       23     1,585                 5,108
 Accrued income taxes                      675       29       96     1,590                 2,390
 Other current liabilities              24,585       74             42,629                67,288
                                      --------  -------  -------  --------  --------  ----------
     Total current liabilities          72,179   26,435    4,521    46,886   (13,388)    136,633
                                      --------  -------  -------  --------  --------  ----------
Accumulated deferred income taxes       48,631      446    3,616     7,677                60,370
Deferred investment tax credits          6,440      385    1,020     3,888                11,733
Nuclear decommissioning costs           18,548                     289,969               308,517
Regulatory liabilities &
 other deferred credits                 38,775    5,658      564   154,349               199,346
                                      --------  -------  -------  --------  --------  ----------
                                       112,394    6,489    5,200   455,883               579,966
                                      --------  -------  -------  --------  --------  ----------
Total Capitalization and Liabilities  $563,959  $67,294  $16,920  $654,045  ($37,135) $1,265,083
                                      ========  =======  =======  ========  ========  ==========



                                                                                       3 of 4
                            CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                      AND ITS SUBSIDIARIES

                                  Consolidating Balance Sheet
                                  Year Ended December 31, 1999
                                     (Dollars in thousands)

                                                                              Consol-
                                                                              idating
                                         CVPS     CVEC    CV REALTY   CRC     Entries  CVPS-CONS
                                         ----     ----    ---------   ---     -------  ---------
                                                (Note A)   (Note A) (Note A)
        Assets
        ------
Utility plant at original cost          $462,024   $13,821                              $475,845
 Less accumulated depreciation           168,545     5,060                               173,605
                                        --------   -------   ----   -------   --------  --------
                                         293,479     8,761                               302,240
 Construction work in progress            11,016       299                                11,315
                                        --------   -------   ----   -------   --------  --------
                                         304,495     9,060                               313,555
Nuclear fuel                               7,983                                           7,983
 Less accumulated amortization             6,806                                           6,806
                                        --------   -------   ----   -------   --------  --------
     Net utility plant                   305,672     9,060                               314,732
                                        --------   -------   ----   -------   --------  --------
Investments in affiliates,
 at equity (Note D)
  Nuclear generating companies            20,879                                          20,879
  Other affiliated companies              45,794                              ($41,172)    4,622
                                        --------   -------   ----   -------   --------  --------
     Total                                66,673                               (41,172)   25,501
                                        --------   -------   ----   -------   --------  --------
Nonutility investments                                              $45,269               45,269
                                        --------   -------   ----   -------   --------  --------
Nonutility property, less accumulated
 depreciation of $187 parent company
 and $4,343 consolidated                     470             $ 33     2,010                2,513
                                        --------   -------   ----   -------   --------  --------
Current assets:
 Cash & Cash Equivalents                  30,216       756    258     4,344               35,574
 Accounts receivable, less allowance for
  uncollectible accts. $1,389 parent
  company and $1,595 consolidated         33,646     1,854              552               36,052
 Accounts receivable - affiliates          7,779        16     54     2,041     (7,561)    2,329
 Unbilled revenue                         19,722       883                                20,605
 Materials and supplies, at average cost   3,124                          2                3,126
 Prepayments                               1,882        82                                 1,964
 Other current assets                      6,349        16              145                6,510
                                        --------   -------   ----   -------   --------  --------
     Total current assets                102,718     3,607    312     7,084     (7,561)  106,160
                                        --------   -------   ----   -------   --------  --------
Regulatory assets and other
 deferred charges                         69,759         3               22               69,784
                                        --------   -------   ----   -------   --------  --------
     Total Assets                       $545,292   $12,670   $345   $54,385   ($48,733) $563,959
                                        ========   =======   ====   =======   ========  ========


                                                                                       4 of 4
                            CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                      AND ITS SUBSIDIARIES

                                  Consolidating Balance Sheet
                                  Year Ended December 31, 1999
                                     (Dollars in thousands)

                                                                              Consol-
                                                                              idating
                                         CVPS     CVEC    CV REALTY   CRC     Entries  CVPS-CONS
                                         ----     ----    ---------   ---      -------  ---------

                                                (Note A)   (Note A) (Note A)
   Capitalization and Liabilities
   ------------------------------
Capitalization:
 Common stock (Note E)                 $ 70,715   $   700   $ 30               ($730)   $ 70,715
 Other paid-in capital                   47,189     1,250          $26,198    (27,448)    47,189
 Capital stock expense                   (1,849)                                          (1,849)
 Accum. other comprehensive income         (246)                                            (246)
 Treasury stock, at cost (Note E)        (4,159)                                          (4,159)
 Retained earnings                       72,371    (1,393)   225    10,412     (9,244)    72,371
                                       --------   -------   ----   -------   --------   --------
     Total common stock equity          184,021       557    255    36,610    (37,422)   184,021
                                       --------   -------   ----   -------   --------   --------
Cumulative preferred and preference
 stock (Note F)                          25,054                                           25,054
                                       --------   -------   ----   -------   --------   --------
First Mortgage bonds                     57,000                                           57,000
Second Mortgage bonds                    75,000                                           75,000
Notes payable                            16,300     3,750            6,951     (3,750)    23,251
Capital lease obligations                15,060                                           15,060
                                       --------   -------   ----   -------   --------   --------
     Total long-term debt               163,360     3,750            6,951     (3,750)   170,311
                                       --------   -------   ----   -------   --------   --------
     Total capitalization               372,435     4,307    255    43,561    (41,172)   379,386
                                       --------   -------   ----   -------   --------   --------
Current liabilities:
 Notes payable - banks
 Long-term debt - current portion        16,500                        188                16,688
 Accounts payable                        13,616       739              488                14,843
 Accounts payable - affiliates           13,867     4,307     90     1,608     (7,561)    12,311
 Accrued interest                         3,072                          5                 3,077
 Accrued income taxes                       670                          5                   675
 Other current liabilities               23,031     1,261              293                24,585
                                       --------   -------   ----   -------   --------   --------
     Total current liabilities           70,756     6,307     90     2,587     (7,561)    72,179
                                       --------   -------   ----   -------   --------   --------
Accumulated deferred income taxes        43,049      (639)           6,221                48,631
Deferred investment tax credits           6,374        66                                  6,440
Nuclear decommissioning costs            18,548                                           18,548
Deferred credits                         34,130     2,629            2,016                38,775
                                       --------   -------   ----   -------   --------   --------
                                        102,101     2,056            8,237               112,394
                                       --------   -------   ----   -------   --------   --------
Total Capitalization and Liabilities   $545,292   $12,670   $345   $54,385   ($48,733)  $563,959
                                       ========   =======   ====   =======   ========   ========




                                   Exhibit A

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                     For the Year Ended December 31, 1999



Note A-Consolidation:
     The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly-owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., and Catamount Resources Corporation (CRC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 56.8 percent owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly-owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3 percent owned, which constitutes total consolidated.

     CVPS follows the equity method of accounting for its investments in affiliates. See Note D.


Note B-Income taxes:
     CVPS and its wholly-owned subsidiaries
     --------------------------------------
     The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

    A valuation allowance has not been recorded, as the Company expects all deferred income tax assets will be utilized in the future.

     VELCO
     -----
     VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                                  (continued)


     VY
     --
     Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.


Note C-VETCO:

     VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

     Although, VELCO owns 100 percent of VETCO's outstanding Common Stock, these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note D-Investments in affiliates:
     CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

                                                            December 31,
                                                               1999
                                                            ------------
     Nuclear generating companies
          VY                                                   $16,745
          Maine Yankee Atomic Power Company                      1,488
          Connecticut Yankee Atomic Power Company                2,097
          Yankee Atomic Electric Company                           549

     Other affiliated companies:
          CVEC                                                   4,307
          C. V. Realty, Inc.                                       255

          CRC                                                   36,610
          VELCO:
             Common stock                                        3,513
             Preferred stock                                     1,109
                                                               -------
               Total investments - CVPS                         66,673


          VELCO investment in VETCO                              2,380
                                                               -------
               Total investments                                69,053

     Consolidating eliminations                                 64,919
                                                               -------
               Total consolidated                              $ 4,134
                                                               =======

                 CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note E-Common stock:
     The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

                                                            December 31,
                                                               1999
                                                            ------------
     CVPS:
          Common stock, $6 par value, authorized
             19,000,000 shares; outstanding
             11,785,848 shares                                $ 70,715
             Treasury stock, at cost 319,043 shares             (4,159)
     CVEC:
          Common stock, $50 par value, authorized
             20,000 shares; outstanding 14,000 shares              700
     C. V. Realty, Inc.:
          Common stock, $100 par value, authorized
             500 shares; outstanding 300 shares                     30

     CRC:
          Common stock, $100 par value, authorized
             10,000 shares; outstanding 1 share                    -


     VELCO:
          Common stock, $100 par value, Class B-authorized
             92,000 shares; outstanding 60,000 shares            6,000
     VETCO:
          Common stock, $100 par value, authorized
             and outstanding 10 shares                               1
     VY:
          Common stock, $100 par value, authorized
             400,100 shares; outstanding 400,014 shares         40,001
             Treasury stock, at cost 7,533 shares               (1,130)
                                                              --------
                  Total common stock equity                    112,158

     Consolidating eliminations                                 45,602
                                                              --------
                  Total consolidated                          $ 66,556
                                                              ========

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note F-Preferred and preference stock:
     Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
                                                            December 31,
                                                               1999
                                                            ------------
     CVPS:
          Preferred stock, $100 par value, authorized
             500,000 shares
              Outstanding:
               4.15%  series,  37,856 shares                   $ 3,786
               4.65%  series,  10,000 shares                     1,000
               4.75%  series,  17,682 shares                     1,768
               5.375% series,  15,000 shares                     1,500
               8.30%  series, 180,000 shares                    17,000
          Preferred stock, $25 par value, authorized
             1,000,000 shares; outstanding - none                  -
          Preference stock, $1 par value, authorized
             1,000,000 shares; outstanding - none                  -

     VELCO:
          Preferred stock, $100 par value, authorized
             125,000 shares; outstanding 100,000 shares         10,000
          Return of capital                                     (7,700)

     VY:
          Preferred stock, $100 par value, authorized
             300,000 shares; outstanding - none                    -
                                                              --------
               Total cumulative preferred and
                preference stock                                27,354

     Consolidating eliminations                                (2,300)
                                                              --------
               Total consolidated                             $ 25,054
                                                              ========

                                   EXHIBIT C
                                   ---------


     Organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.



                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                           (Name of Holding Company)

                                     100%
                       CATAMOUNT RESOURCES CORPORATION

                                     100%
                         CATAMOUNT ENERGY CORPORATION


 50%              100%         100%        50%         100%        50%        100%        100%
CATAMOUNT        CATAMOUNT    CATAMOUNT   GLENNS      CATAMOUNT   RUPERT     CATAMOUNT   CATAMOUNT
INVESTMENT       THETFORD     GLENNS      FERRY       RUPERT      MGMNT.,    HEARTLANDS  HEARTLANDS
CO., L.L.C.       CORP.       FERRY       MGMNT.,     CORP.       INC.       CORP.       LIMITED
                              CORP.       INC.


                  44%          49.5%        1%         49.5%       1%                     50%
                 FIBRO-       GLENNS       GLENNS     RUPERT      RUPERT                 HEARTLANDS
                 THETFORD     FERRY        FERRY      COGEN.      COGEN.                 POWER
                 LTD.         COGEN.       COGEN.     PARTNERS,   PARTNERS               LTD.
                              PARTNERS,    PARTNERS,  LTD.        LTD.
                              LTD.         LTD.

